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                           October 6, 2020

       William Robinson
       Chief Executive Officer
       Renavotio, Inc.
       601 South Boulder Ave., Suite 600
       Tulsa, OK 74119

                                                        Re: Renavotio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 1,
2020
                                                            File No. 333-249202

       Dear Mr. Robinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Frederick M. Lehrer,
Esq.